KRIEGER & PRAGER, LLP

39 BROADWAY

NEW YORK, NEW YORK 10006

Telephone: (212) 363-2900

Telecopier: (212) 363-2999

April 5, 2012

Mark P. Shuman, Esq.

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Pre-Effective Amendment No. 4
Registration Statement on Form S-1
File No. 333-176651

Dear Mr. Shuman:

We respond to the comment letter dated March 28, 2012 in respect of Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed by chatAND, Inc. on March 14, 2012. The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing Pre-Effective Amendment No. 4 to the Registration Statement, which incorporates the revisions discussed in this letter.

To assist in your review, for your convenience, we have set forth below each of the Staff’s comments in bold followed by the Company’s response thereto.

Prospectus Cover Page

1.         All of the information responsive to Item 501 of Regulation S-K must appear on a single page. The current format of the cover page appears to provide text on two pages. Please eliminate redundant information. For example, the information in the second paragraph with the four bullet points appears duplicative of information elsewhere on the cover page. Similarly, the paragraph that describes the transactions in which the notes and warrants that may be converted or exercised by selling shareholders does not appear to be key to an investment decision and could be deleted.

We have amended the cover page in response to the Staff’s comment to eliminate duplicative information, and placed all the relevant information on one page.

2.          In clause (2) of the first paragraph you refer to the sale of up to 10 million shares of common stock by warrant holders. It appears that the prospectus will be used for the offer and sale of the shares underlying the warrants to the warrant holders. Please revise.

We have revised the cover page in accordance with the Staff’s comments.

3.          We note your response to prior comment four regarding how the primary offering will be terminated and how the escrow funds will be returned. Please revise here and other appropriate places to clarify how and when funds will be returned to investors by your escrow agent. For example, please clarify:

•         Whether your offering will terminate immediately and funds returned promptly if the minimum offering amount is not met in 240 days;

•         Whether your offering may be terminated and canceled by management if you have sold more than the minimum offering amount, but prior to it being fully subscribed prior to the elapse of the 240 days; and

•         If so, whether escrowed funds will be returned promptly upon cancellation of the offering.

We have revised the discussion of the provisions of the escrow for subscriptions on the Prospectus cover page, in the “The Offering” and “Plan of Distribution” sections.

4.	In the paragraph referring to the fixed initial offering price for the shares offered by the selling shareholders, please revise to state that the offering price will be fixed until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

We have revised the discussion in accordance with the Staff’s comments.

Prospectus Summary

The Offering, Page 3

5.	Please expand the text referring to the escrow arrangement to indicate that VStock will deposit investors’ subscriptions with Citibank. In your response letter describe the arrangements between VStock and Citibank with respect to the account, and explain why Citibank is not a party to the escrow agreement. Please tell us why you believe that an escrow agreement that does not bind the bank that will hold subscribers’ funds satisfies the requirements of Rule 15c2-4(b)(2). In particular, explain how Citibank has “agreed in writing to hold all funds in escrow for the persons who have the beneficial interests therein.” File a copy of any agreement between Citibank and VStock imposing this obligation and the prompt return of funds obligation, as applicable.

In light of the fact that the Company is not presently utilizing a broker/dealer, the provisions of Rule 15c2-4(b)(2) are not applicable. We will comply with the rule and amend the Registration Statement in the event we utilize a broker/dealer. We understand there is no agreement between Citibank and VStock Transfer.

Risk Factors

Because our independent registered public accounting firm issued their opinion with a “Going Concern” qualification …, page 5

6.	Please expand the paragraph relating to the going concern qualification to your independent accountant’s report to highlight the risk that that the financial statements do not include any adjustments that may result from the outcome of the uncertainty about the company’s ability to continue as a going concern.

We have revised the risk factors in respect of the Staff’s comment.

Capital needs of a minimum of $3,000,000 are necessary to execute our business strategy could increase substantially …, page 14

7.	Please remove the reference to an expectation that you will achieve operations that are cash flow positive from the third paragraph of the first risk factor on page 14. Text that detracts from or mitigates risks to investors should be avoided.

We have revised the risk factor in accordance with the Staff’s comments.

We do not expect a separate public trading market to commence for the warrants …, page 17

8.	We note your response to prior comment 10. Please revise the fourth risk factor on page 17 to clarify that shareholders may have difficulty selling their warrants due to the lack of a public trading market for the warrants and risk that they may expire due to their illiquidity. Warrant holders may seek to exercise their warrants to obtain common stock that they could sell if a public market develops for those securities. Your risk factor should clarify that in order for the warrant holders to exercise their warrants, an effective registration statement and current prospectus must exist. Please revise your risk factor to emphasize the consequence to investors, in the event a current prospectus is not available when an warrant holder wishes to exercise.

We have revised the discussion of the warrants, warrant exercise and related requirements relating to the Registration Statement (and the Prospectus) being effective.

If we do not keep this Prospectus effective for the term of the warrants … , page 17

9.	We note your response to prior comment 10, but we are unable to find any changes to the heading of the fifth risk factor on page 17. Please revise to replace the phrase “keep the Prospectus effective” with “keep the Registration Statement effective” in your subheading. Also, please replace the word “may” with “will” in both the subheading and in the second sentence of the risk factor.

We have revised the discussion of the warrants, warrant exercise and related requirements relating to the Registration Statement (and the Prospectus) being effective.

If we fail to meet certain performance goals, our controlling shareholders …, page 20

10.	You indicate that in response to prior comment 11 you revised the last risk factor on page 19. We are unable to find a response to the comment in the risk factor. Please advise or revise to clarify the adverse consequences to potential investors if your interest in the intellectual property is reduced to 40%. For example, please clarify why it is unclear if you will be able to continue operations if you lose a controlling interest in the intellectual property.

We have revised the risk factor in accordance with the Staff’s comment.

Our Business, page 23

11.	We note your response to prior comment 13 regarding your industry and market opportunity statistics on page 27 of your registration statement. Please revise to clarify the portion of the market you describe that is addressed by your products. It appears that the actual market you plan to address is a small niche in the broader industry categories for which you provide industry statistics. Your filing should not refer to markets that your products will not address within a relatively short period of time.

We have revised the “Market Opportunity” section in accordance with updated information. Annexed to this letter are copies of the original source material from which the information was derived.

Management ’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources and Going Concern, page 35

12.	Based on the events of default described on page F-12, it appears that your senior secured debentures are in default. Furthermore, your disclosure on page F-15 indicates that you are now required to pay liquidated damages to the holders of the senior secured debentures. Please revise to describe the related qualitative and quantitative impact on your liquidity position.

We have revised the disclosure. We further note that pursuant to an agreement between the holders of the Senior Secured Debentures and the Company, the date to have the Registration Statement must be declared effective by May 15, 2012. The Company is not currently in default.

13.	We note your response to prior comment 16 regarding your liquidity and capital resources needs. Please update your analysis to use a cash balance as of February 29, 2012, or a later date. Please estimate your cash needs with reasonable specificity in a tabular format for the next 12 months to implement your business plan and describe your anticipated sources of funding, including offering proceeds. Your revised disclosures should also include an analysis of how long you will be able to operate if you do not raise your minimum offering proceeds or raise additional funds elsewhere.

We have revised the disclosure in accordance with the Staff’s comments.

Compensation, page 40

14.	Please revise your executive compensation section to provide the disclosures required by Items 402(n) through (r) of Regulation S-K, including the appropriate columns of each compensation table. As non-exclusive examples, you do not distinguish restricted stock awards from warrant awards, nor provide narrative disclosure of the awards’ terms including the grant date. Disclose whether the equity awards were valued in accordance of ASC 718. Please also revise to clarify what portion of your salaries was paid in cash versus non-cash items and provide narrative disclosure of the non-cash items. Further, your description in your “2011 Compensations” section on page 41 does not appear to reconcile with your summary compensation table. Please revise to reconcile.

We have revised the Compensation Table in accordance with the Staff’s comments.

Exhibits

15.	Please provide a revised legal opinion that addresses the units that you are registering as part of your offering.

We have revised and updated the legal opinion in accordance with the Staff’s comments.

If you have any questions, or require further information, please feel free to contact the undersigned.

Thank you for your courtesy and cooperation in regard to this matter.

Very truly yours,

KRIEGER & PRAGER, LLP

/s/

By: SAMUEL M. KRIEGER

SMK/pm

cc:         chatAND, Inc.

ATTACHMENTS

J.P. Morgan: Global E-Commerce Revenue To Grow By 19 Percent In 2011 To $680B

Leena Rao

Monday, January 3rd, 2011

2 Comments

View Staff Page

With e-commerce spending performing well over the past holiday season, retailers are hoping this trend will continue into 2011. J.P. Morgan senior analyst Imran Kahn has released his annual report forecasting trends for the New Year that includes a number of positive projections for the e-commerce industry.

The report forecasts that e-commerce revenue will grow to $680 billion worldwide up 18.9 percent from 2010 revenue. Online retail commerce in the U.S. alone will grow 13.2 percent to $187 billion. J.P. Morgan anticipates that global e-commerce revenue will hit a whopping $963 billion by 2013.

The number of people who shop online keeps increasing, with 38 percent buying at least once per month. And the percentage of people who don’t shop online declined to 12 percent in 2010 from 20 percent in 2007. Higher income consumers shop online the most often, with 34 percent of those making $100,000 or more shopping online at least three times per month.

While e-commerce spending may be growing, Kahn reports that the pace at which retail is moving online is less rapid than the online advertising space (See chart below). As of 2009, e-commerce was only 3.9 percent of all U.S. retail, however; online advertising represented 13.7 percent of all U.S. advertising.

The report also highlights other unsurprising trends. For example, Amazon continues to gain market share, as smaller players have trouble competing with the e-commerce giant.

Kahn writes that the growth in mobile commerce could negatively effect brick and mortar stores and that one potential weakness in e-retail growth is the possibility of an internet sales tax.